UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Turtle Beach Corporation.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

900450206

(CUSIP Number)

WILLIAM WYATT

THE DONERAIL GROUP LP

240 26th Street

Suite 3

Santa Monica, CA 90402

ANDREW FREEDMAN ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 21, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

THE DONERAIL GROUP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,185,816*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,185,816*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,185,816*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

PN, IA

*Includes 600,000 Shares underlying call options currently exercisable as further described in Item 6.

2

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

WILLIAM WYATT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,185,816*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,185,816*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,185,816*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

IN

*Includes 600,000 Shares underlying call options currently exercisable as further described in Item 6.

3

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

HARBERT FUND ADVISORS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,185,816*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,185,816*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,185,816*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

CO

*Includes 600,000 Shares underlying call options currently exercisable as further described in Item 6.

4

CUSIP No. 900450206

1	NAME OF REPORTING PERSON

HARBERT MANAGEMENT CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,185,816*
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

1,185,816*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,185,816*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.4%
14	TYPE OF REPORTING PERSON

CO

*Includes 600,000 Shares underlying call options currently exercisable as further described in Item 6.

5

CUSIP No. 900450206

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares Purchased by the Donerail Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated herein by reference. The total purchase price for the Shares reported herein was approximately $16,194,940. The aggregate purchase price of the call options, which are currently exercisable, referencing 600,000 Shares, which may be deemed to be beneficially owned by the Reporting Persons, is approximately $246,128, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 16,045,984 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2021.

A.	Donerail
(a)	As of the close of business on January 25, 2022, Donerail beneficially owned 1,185,816 Shares, including 600,000 Shares underlying call options currently exercisable.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,185,816
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,185,816

(c)	The transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
B.	Mr. Wyatt
(a)	Mr. Wyatt, as the Managing Partner of Donerail, may be deemed the beneficial owner of the 1,185,816 Shares beneficially owned by Donerail, including 600,000 Shares underlying call options currently exercisable.

Percentage: Approximately 7.4%

6

CUSIP No. 900450206

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,185,816
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,185,816

(c)	The transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
C.	HFA
(a)	HFA, in its capacity as “filing adviser” with supervisory control of Donerail, may be deemed the beneficial owner of the 1,185,816 Shares beneficially owned by Donerail, including 600,000 Shares underlying call options currently exercisable.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,185,816
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,185,816

(c)	The transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.
D.	HMC
(a)	HMC, in its capacity as managing member of the general partner of Donerail, may be deemed the beneficial owner of the 1,185,816 Shares beneficially owned by Donerail, including 600,000 Shares underlying call options currently exercisable.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 1,185,816
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 1,185,816

(c)	The transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule B and are incorporated herein by reference.

The filing of this Amendment No. 5 to the Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

7

CUSIP No. 900450206

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Previously, the Donerail Fund purchased American-style exchange listed put options referencing an aggregate of 850,000 Shares, which had an exercise price of $17.50 and expired on January 21, 2022. On January 21, 2022, these put options were sold, as set forth on Schedule B, which is incorporated herein by reference, and, accordingly the Donerail Fund no longer has any exposure to such put options.

Previously, the Donerail Fund purchased American-style exchange listed call options referencing an aggregate of 600,000 Shares, which had an exercise price of $34.00 and expired on January 21, 2022. On January 21, 2022, these call options were sold, as set forth on Schedule B, which is incorporated herein by reference, and, accordingly the Donerail Fund no longer has any exposure to such call options.

Previously, the Donerail Fund sold short American-style exchange listed put options referencing an aggregate of 600,000 Shares, which had an exercise price of $26.00 and expired on January 21, 2022. On January 20, 2022, the Donerail Fund purchased American-style exchange listed put options referencing 598,600 Shares to cover its short position, as set forth on Schedule B, which is incorporated herein by reference, and, accordingly, the Donerail Fund no longer has any exposure to such put options. On January 20, 2022, put options referencing the remaining 1,400 Shares were exercised by the counterparty to such put options and the Donerail Fund acquired 1,400 Shares at a price of $26.00 per share, as set forth on Schedule B, which is incorporated herein by reference, and, accordingly, the Donerail Fund no longer has any exposure to such put options.

On January 20, 2022, the Donerail Fund purchased American-style exchange listed put options referencing 1,400 Shares, which had an exercise price of $26.00 and expired on January 21, 2022, as set forth on Schedule B, which is incorporated herein by reference. On January 21, 2022, the Donerail Fund exercised these put options and disposed of 1,400 Shares at a price of $26.00 per share, as set forth on Schedule B, which is incorporated herein by reference, and, accordingly, the Donerail Fund no longer has any exposure to such put options.

On January 20, 2022, the Donerail Fund sold short American-style exchange listed put options referencing an aggregate of 600,000 Shares, which have an exercise price of $26.00 and expire on February 18, 2022, as set forth on Schedule B, which is incorporated herein by reference.

On January 21, 2022, the Donerail Fund purchased American-style exchange listed call options referencing an aggregate of 600,000 Shares, which have an exercise price of $25.00 and expire on February 18, 2022.

On January 21, 2022, the Donerail Fund purchased American-style exchange listed put options referencing an aggregate of 700,000 Shares, which have an exercise price of $15.00 and expire on February 18, 2022.

8

CUSIP No. 900450206

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2022

THE DONERAIL GROUP LP

By:	/s/ William Wyatt
	Name:	William Wyatt
	Title:	Managing Partner

/s/ William Wyatt
William Wyatt

HARBERT FUND ADVISORS, INC.

By:	/s/ William Wyatt
	Name:	John W. McCullough
	Title:	Executive Vice President & General Counsel

HARBERT MANAGEMENT CORPORATION

By:	/s/ William Wyatt
	Name:	John W. McCullough
	Title:	Executive Vice President & General Counsel

9

CUSIP No. 900450206

SCHEDULE B

Transactions in Securities of the Issuer Since the Filing of Amendment No. 4 to the Schedule 13D

Nature of Transaction	Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Purchase of January 21, 2022 Put Options ($26.00 Strike Price)[1]	598,600	5.9000	01/20/2022
Purchase of January 21, 2022 Put Options ($26.00 Strike Price)	1,400	5.9000	01/20/2022
Acquisition of Common Stock[2]	1,400	26.0000	01/20/2022
Short Sale of February 18, 2022 Put Options ($26.00 Strike Price)	(600,000)	5.9500	01/20/2022
Disposition of Common Stock[2]	(1,400)	26.0000	01/21/2022
Sale of January 21, 2022 Call Options ($34.00 Strike Price)	(600,000)	0.0100	01/21/2022
Sale of January 21, 2022 Put Options ($17.50 Strike Price)	(850,000)	0.0100	01/21/2022
Purchase of February 18, 2022 Call Options ($25.00 Strike Price)	600,000	0.4000	01/21/2022
Purchase of February 18, 2022 Put Options ($15.00 Strike Price)	700,000	0.4200	01/21/2022

___________________________

1 Represents a purchase to cover a short position

2 Represents an assignment of Shares pursuant to the exercise of certain put options